Dreyfus
Growth and Income
Fund, Inc.

SEMIANNUAL REPORT April 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Understanding Your Fund's Expenses

6 Comparing Your Fund's Expenses
With Those of Other Funds

7 Statement of Investments

11 Statement of Assets and Liabilities

12 Statement of Operations

13 Statement of Changes in Net Assets

14 Financial Highlights

15 Notes to Financial Statements

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Growth and Income Fund, Inc., covering the six-month period from November 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, L. Emerson Tuttle.

The six-month reporting period produced mixed results for U.S. stocks across most market-capitalization ranges. After rallying strongly in the weeks after the November 2004 presidential election, equities gave back most of their gains as rising energy prices and higher interest rates took their toll on investor sentiment during the first few months of 2005.

According to our economists, recent market turbulence probably is the result of a transition to a more mature phase of the economic cycle; one that typically is characterized by higher interest rates and slowing corporate profit growth. In this current market environment, we believe it is important to maintain a long-term investment perspective, and your financial advisor can help you decide what adjustments, if any, you should make to your investment portfolio.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle, Portfolio Manager

How did Dreyfus Growth and Income Fund, Inc. perform relative to its benchmark?

For the six-month period ended April 30, 2005, the fund produced a total return of 2.71%.[1] This compares with a total return of 3.28% provided by the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), during the same period.[2]

We attribute the market's mild rise to global economic growth and improving business fundamentals. However, the market's gains were constrained by investors' concerns regarding high energy prices, rising short-term interest rates and ongoing geopolitical uncertainties. While the fund participated in the market's rise, relatively modest gains among health care and energy holdings primarily caused its return to lag slightly behind the benchmark's return.

What is the fund's investment approach?

The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue these goals, it invests primarily in stocks of domestic and foreign issuers. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those issued in initial public offerings.

The fund's investment strategy combines market economics with fundamental research. The portfolio manager begins by assessing current economic conditions and forecasting economic expectations. Each economic sector of the S&P 500 Index is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the S&P 500 Index as a whole. A balance is determined for the fund, giving greater weight to sectors that are expected to outperform the overall market, and less weight to sectors that are expected to underperform the overall market.

In choosing stocks, the fund employs fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase (such as accelerating earnings growth, a corporate restructuring or change in management). The portfolio manager seeks to create a broadly diversified core portfolio comprising growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. Income is generated primarily from dividend-paying stocks in which the fund may invest. The manager selects stocks based on:

- *value,* or how a stock is priced relative to its perceived intrinsic worth;
- *growth,* in this case the sustainability or growth of earnings or cash flow; and
- *financial profile,* which measures the financial health of the company.

What other factors influenced the fund's performance?

The fund experienced its weakest performance compared to its benchmark in the health care sector, where several of the fund's investment choices proved mildly disappointing. Most notably, the fund held relatively few stocks of health care services companies, one of the sector's strongest areas. Returns also suffered from the fund's exposure to major pharmaceutical companies. While some, such as Johnson & Johnson, performed well, others, such as Pfizer, declined due to safety-related product issues and a scarcity of new drugs under development. In the energy sector, another area in which the fund underperformed its benchmark, stocks rose sharply as oil and gas prices hit historically high levels. While the fund participated in the sector's gains, our value-conscious investment approach led it to avoid the highest flying energy stocks. Instead, the fund emphasized relatively conservative, large integrated oil and gas companies, such as Exxon Mobil and ConocoPhillips, that generated more moderate returns.

On the other hand, the fund delivered greater gains than its benchmark in the technology and materials and processing sectors. Technology proved one of the market's few sectors to produce negative returns, primarily due to lagging corporate capital spending. While some of the fund's holdings, such as Microsoft and International Business Machines, declined along with the sector, several other holdings produced relatively strong gains. Top performers, such as semiconductor manufacturers Texas Instruments and National Semiconductor, enabled the fund to limit its overall losses in technology. The fund's relatively good performance in the materials and processing sector rested on the strength of two individual stock selections: E. I. du Pont de Nemours and Company and Air Products and Chemicals. These suppliers of industrial materials climbed sharply in response to strong demand and an improving cost and pricing environment.

What is the fund's current strategy?

During the reporting period, we continued to consolidate the fund's portfolio, actively adjusting sector weightings and reducing the number of holdings in the fund to increase our emphasis on the stocks we viewed most favorably. As of April 30, 2005, the fund held overweighted positions in the health care sector, where we found attractive valuations among large-cap pharmaceutical stocks, and the energy sector, where we continue to emphasize conservatively positioned integrated oil and gas companies. The fund holds underweighted positions in the areas of financials, which appear vulnerable to rising interest rates, and consumer staples, where relatively few companies offer the combination of growth and value characteristics we seek.

May 16, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Growth and Income Fund, Inc. from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2005

Expenses paid per $1,000†	$ 5.03
Ending value (after expenses)	$1,027.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

Expenses paid per $1,000†	$ 5.01
Ending value (after expenses)	$1,019.84

† Expenses are equal to the fund's annualized expense ratio of 1.00%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

April 30, 2005 (Unaudited)

Common Stocks—98.9%	Shares	Value ($)
Consumer Discretionary—9.6%		
Advance Auto Parts	162,800 [a]	8,685,380
Carnival	149,400	7,302,672
Disney (Walt)	437,800	11,557,920
Dollar General	186,600	3,797,310
eBay	101,000 [a]	3,204,730
Federated Department Stores	93,000 [b]	5,347,500
Hilton Hotels	514,800	11,238,084
Home Depot	249,500	8,824,815
News, Cl. A	678,300	10,364,424
Target	135,300	6,277,920
		76,600,755
Consumer Staples—8.4%		
Altria Group	261,000	16,962,390
Estee Lauder Cos., Cl. A	54,400	2,089,504
PepsiCo	327,900	18,244,356
Procter & Gamble	281,700	15,254,055
Wal-Mart Stores	315,700	14,882,098
		67,432,403
Energy—9.6%		
Anadarko Petroleum	125,700	9,181,128
ChevronTexaco	356,700	18,548,400
ConocoPhillips	74,700	7,832,295
Exxon Mobil	723,200	41,244,096
		76,805,919
Financial—17.6%		
American Express	455,600	24,010,120
Bank of America	507,900	22,875,816
Capital One Financial	71,000	5,033,190
Chubb	155,000	12,675,900
Citigroup	543,600	25,527,456
Countrywide Financial	364,300	13,184,017
Fidelity National Financial	132,000	4,238,520

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Goldman Sachs Group	158,400	16,915,536
Merrill Lynch	167,400	9,027,882
Willis Group Holdings	218,000	7,292,100
		140,780,537
Health Care–17.4%		
Alcon	136,000	13,192,000
Caremark Rx	169,900 [a]	6,804,495
Fisher Scientific International	146,200 [a]	8,681,356
Genzyme	214,000 [a]	12,542,540
Johnson & Johnson	329,300	22,599,859
Eli Lilly & Co.	92,700	5,420,169
Medtronic	93,500	4,927,450
Novartis, ADR	398,000	19,394,540
PacifiCare Health Systems	110,000 [a]	6,573,600
Pfizer	305,800	8,308,586
Schering-Plough	659,600	13,765,852
WellPoint	100,600 [a]	12,851,650
Wyeth	101,900	4,579,386
		139,641,483
Industrials–12.2%		
Burlington Northern Santa Fe	322,400	15,555,800
Caterpillar	101,600	8,945,880
Danaher	203,800	10,318,394
Emerson Electric	158,100	9,908,127
General Electric	941,000	34,064,200
3M	53,700	4,106,439
Tyco International	465,300	14,568,543
		97,467,383
Information Technology–15.4%		
Alliance Data Systems	176,900 [a]	7,146,760
Altera	206,500 [a]	4,280,745
Amdocs	186,000 [a]	4,968,060

Common Stocks (continued)	Shares		Value ($)
Information Technology (continued)			
Cisco Systems	490,400	a	8,474,112
EMC	1,045,000	a	13,710,400
Intel	461,700		10,859,184
International Business Machines	282,300		21,562,074
Microsoft	797,200		20,169,160
Motorola	672,200		10,311,548
National Semiconductor	209,500		3,997,260
Texas Instruments	421,800		10,528,128
VeriSign	259,000	a	6,853,140
			122,860,571
Materials—3.1%			
Air Products & Chemicals	195,200		11,464,096
du Pont EI de Nemours	282,900		13,327,419
			24,791,515
Telecommunication Services—2.8%			
SBC Communications	488,400		11,623,920
Verizon Communications	295,600		10,582,480
			22,206,400
Utilities—2.8%			
Consolidated Edison	100,000	b	4,328,000
PG&E	118,800	b	4,124,736
Sempra Energy	111,900		4,518,522
Southern	298,300		9,828,985
			22,800,243
Total Common Stocks (cost $707,458,175)			**791,387,209**

Other Investments—1.1%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $8,905,000)	8,905,000	c	**8,905,000**

Investment of Cash Collateral for Securities Loaned−.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $4,556,400)	4,556,400 c	**4,556,400**
Total Investments (cost $720,919,575)	**100.6%**	**804,848,609**
Liabilities, Less Cash and Receivables	**(.6%)**	**(4,655,215)**
Net Assets	**100.0%**	**800,193,394**

ADR—American Depository Receipts.

[a] *Non-income producing.*

[b] *A portion of these securities are on loan. At April 30, 2005, the total market value of the fund's securities on loan is $4,332,200 and the total market value of the collateral held by fund is $4,556,400.*

[c] *Investments in affiliated money market mutual funds.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial	17.6	Consumer Staples	8.4
Health Care	17.4	Materials	3.1
Information Technology	15.4	Utilities	2.8
Industrials	12.2	Telecommunication Services	2.8
Consumer Discretionary	9.6	Money Market Investments	1.7
Energy	9.6		**100.6**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $4,322,200)–Note 1(c):		
Unaffiliated issuers	707,458,175	791,387,209
Affiliated issuers	13,461,400	13,461,400
Dividends and interest receivable		1,053,966
Receivable for shares of Common Stock subscribed		16,571
Prepaid expenses		46,900
		805,966,046
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		590,523
Cash overdraft due to Custodian		9,480
Liability for securities on loan–Note 1(c)		4,556,400
Payable for shares of Common Stock redeemed		391,419
Accrued expenses		224,830
		5,772,652
Net Assets ($)		**800,193,394**
Composition of Net Assets ($):		
Paid-in capital		773,063,451
Accumulated undistributed investment income–net		465,972
Accumulated net realized gain (loss) on investments		(57,265,063)
Accumulated net unrealized appreciation (depreciation) on investments		83,929,034
Net Assets ($)		**800,193,394**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		54,559,553
Net Asset Value, offering and redemption price per share ($)		**14.67**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $56,012 foreign taxes withheld at source):	
Unaffiliated issuers	11,590,877
Affiliated issuers	145,028
Income on securities lending	22,295
Interest	3,121
Total Income	**11,761,321**
Expenses:	
Management fee–Note 3(a)	3,140,891
Shareholder servicing costs–Note 3(b)	878,249
Directors' fees and expenses–Note 3(c)	34,552
Custodian fees–Note 3(b)	32,106
Professional fees	32,076
Prospectus and shareholders' reports	28,708
Registration fees	11,773
Miscellaneous	13,800
Total Expenses	**4,172,155**
Investment Income–Net	**7,589,166**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	41,808,430
Net realized gain (loss) on financial futures	865,480
Net Realized Gain (Loss)	**42,673,910**
Net unrealized appreciation (depreciation) on investments	
[including ($75,000) net unrealized (depreciation) on financial futures]	(26,405,078)
Net Realized and Unrealized Gain (Loss) on Investments	**16,268,832**
Net Increase in Net Assets Resulting from Operations	**23,857,998**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31, 2004
Operations ($):		
Investment income–net	7,589,166	5,729,699
Net realized gain (loss) on investments	42,673,910	29,862,559
Net unrealized appreciation (depreciation) on investments	(26,405,078)	17,921,249
Net Increase (Decrease) in Net Assets Resulting from Operations	**23,857,998**	**53,513,507**
Dividends to Shareholders from ($):		
Investment income–net	**(7,472,559)**	**(5,795,666)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	8,799,622	26,157,089
Dividends reinvested	7,025,980	5,448,941
Cost of shares redeemed	(64,520,017)	(109,454,033)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(48,694,415)**	**(77,848,003)**
Total Increase (Decrease) in Net Assets	**(32,308,976)**	**(30,130,162)**
Net Assets ($):		
Beginning of Period	832,502,370	862,632,532
End of Period	**800,193,394**	**832,502,370**
Undistributed investment income–net	465,972	349,365
Capital Share Transactions (Shares):		
Shares sold	587,355	1,830,988
Shares issued for dividends reinvested	467,862	381,263
Shares redeemed	(4,280,129)	(7,656,202)
Net Increase (Decrease) in Shares Outstanding	**(3,224,912)**	**(5,443,951)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.41	13.64	11.78	14.63	19.29	19.99
Investment Operations:						
Investment income−net [a]	.14	.09	.07	.05	.04	.05
Net realized and unrealized gain (loss) on investments	.25	.78	1.86	(2.30)	(3.39)	1.51
Total from Investment Operations	.39	.87	1.93	(2.25)	(3.35)	1.56
Distributions:						
Dividends from investment income−net	(.13)	(.10)	(.07)	(.05)	(.04)	(.05)
Dividends from net realized gain on investments	–	–	–	(.55)	(1.27)	(2.21)
Total Distributions	(.13)	(.10)	(.07)	(.60)	(1.31)	(2.26)
Net asset value, end of period	14.67	14.41	13.64	11.78	14.63	19.29
Total Return (%)	2.71[b]	6.36	16.48	(16.27)	(18.15)	8.10
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.49[b]	1.03	1.06	1.01	.98	.96
Ratio of net expenses to average net assets	.49[b]	1.03	1.06	1.01	.98	.96
Ratio of net investment income to average net assets	.90[b]	.66	.56	.37	.26	.27
Portfolio Turnover Rate	45.24[b]	48.04	42.66	26.93	32.57	54.80
Net Assets, end of period ($ x 1,000)	800,193	832,502	862,633	805,956	1,092,228	1,483,687

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Growth and Income Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth, current income and growth of income consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $95,685,275 for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $47,727,682 of the carryover expires in fiscal 2010 and $47,957,593 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2004 was as follows: ordinary income $5,795,666. The tax character of current distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended April 30, 2005, the fund was charged $479,616 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $284,377 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2005, the fund was charged $32,106 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $495,781, custodian fees $9,875 and transfer agency per account fees $84,867.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2005, amounted to $372,134,458 and $396,270,422, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the under-lying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change.

At April 30, 2005, accumulated net unrealized appreciation on investments was $83,929,034, consisting of $102,642,157 gross unrealized appreciation and $18,713,123 gross unrealized depreciation.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the

"Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus
Growth and Income Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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